UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934*
                        (Amendment No. 6)

                         GENENTECH, INC.

______________________________________________________________________________
                         (Name of Issuer)

                      REDEEMABLE COMMON STOCK
                          $.02 PAR VALUE

______________________________________________________________________________
                   (Title of Class of Securities)

                            368710208

______________________________________________________________________________
                          (CUSIP Number)

                          Peter R. Douglas
                        Davis Polk & Wardwell
                         450 Lexington Avenue
                          New York, NY  10017
                      Tel. No.:  (212) 450-4000

______________________________________________________________________________
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                            April 25, 1994
______________________________________________________________________________
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class). (See Rule 13d-7.)

Note: This document is being electronically filed with the Commission, using the EDGAR system. Additionally, one paper copy of the filing will subsequently be sent to the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368710208
_________________________________________________________________
     (1)  Names    of   Reporting   Persons    S.S.   or   I.R.S.
          Identification Nos. of Above Persons

          ROCHE HOLDINGS, INC.
          51-0304944
_________________________________________________________________
     (2)  Check the Appropriate Box if a Member of a Group
                                                  (a)  [ ]
                                                  (b)  [ ]
_________________________________________________________________
     (3)  SEC Use Only
_________________________________________________________________
     (4)  Source of Funds     WC
_________________________________________________________________
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                         [ ]
_________________________________________________________________
     (6)  Citizenship or Place of Organization

          United States of America
_________________________________________________________________
 Number of    (7)  Sole Voting Power            7,724,700 Shares
Shares Bene-                             Redeemable Common Stock
  ficially
  Owned by-   (8)  Shared Voting Power                  0 Shares
Each Report-
 ing Person - (9)  Sole Dispositive Power       7,724,700 Shares
  With                                   Redeemable Common Stock

             (10)  Shared Dispositive Power             0 Shares
_________________________________________________________________
     (11) Aggregate Amount  Beneficially Owned by  Each Reporting
          Person

               7,724,700 Redeemable Common Stock
_________________________________________________________________
     (12) Check  if the  Aggregate  Amount in  Row (11)  Excludes
          Certain Shares            [ ]

_________________________________________________________________
     (13) Percent of Class Represented by Amount in Row (11)

               16.062% of Redeemable Common Stock
_________________________________________________________________
     (14) Type of Reporting Person (See Instructions)

                         CO, HC


          The following information amends and restates the
Schedule 13D dated September 17, 1990, as previously amended (as so amended, the "Schedule 13D").

          Item 1. Security and Issuer.

          This statement relates to the Redeemable Common Stock, par value $.02 per share (the "Redeemable Common Stock" and, together with the Common Stock, par value $.02 per share (the "Common Stock"), the "Common Shares"), of Genentech, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 460 Point San Bruno Boulevard, San Francisco, California 94080.

          Item 2. Identity and Background.

          This statement is filed by Roche Holdings, Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of Roche Finance Ltd, a Swiss corporation ("Finance") and wholly owned subsidiary of Roche Holding Ltd, a Swiss corporation ("Holding"). Dr. h.c. Paul Sacher, an individual and citizen of Switzerland ("Dr. Sacher") has, pursuant to an agreement, the power to vote a majority of the voting securities of Holding. Purchaser, Finance, Holding and Dr. Sacher are herein referred to collectively as the "Reporting Persons".

          The address of the principal offices of Purchaser is 15 East North Street, Dover, Delaware 19901. The address of the principal offices of Finance is Grenzacherstrasse 122, Basel, Switzerland. The address of the principal offices of Holding is Grenzacherstrasse 124, Basel 4002, Switzerland. The business address of Dr. Sacher is Haus auf Burg, Muensterplatz 4, Basel 4051, Switzerland.

          The Purchaser, which was incorporated in the State of Delaware in 1987, is an indirect wholly owned subsidiary of Holding and is the holding company for Holding's principal operating subsidiaries in the United States. Through its various direct and indirect subsidiaries, Holding engages primarily in the development and manufacture of pharmaceuticals, vitamins and fine chemicals, diagnostics, flavors and fragrances and in the business of analytical laboratory services. Holding's major subsidiaries are Hoffman-La Roche Inc., Givaudan-Roure Corporation, Inc. and the Company. With the exception of the Company, the subsidiaries are wholly owned.

          Finance is a holding company having participations in various subsidiaries of Holding. It was incorporated in 1971 in Basel, Switzerland, under the name Roche Chemie AG and assumed its present name in July 1989.

          Holding, together with its subsidiaries (collectively, the "Roche Group"), is one of the world's leading research-based healthcare groups active in the discovery, development, manufacture and marketing of pharmaceuticals and diagnostic systems. Based on 1993 sales, the Roche Group was the world's tenth largest producer of pharmaceuticals (the world's largest in sales to hospitals), and the fourth largest producer of European over-the-counter pharmaceutical products. Also based on 1993 sales, the Roche Group was a worldwide leader in the production of vitamins, carotenoids and related fine chemicals. The Roche Group operated the third largest network of medical testing service laboratories in the United States, and it was the second largest manufacturer of fragrances and flavors in the world. The Roche Group employs over 56,000 persons, principally in Europe and the United States.

          Founded in Basel in 1896, Holding is the parent company of one of the oldest Swiss multinational groups, and is active in over 100 countries. Founded under the name F. Hoffmann-La Roche & Co., Holding assumed its present name in June 1989 following a capital and corporate restructuring which established Holding solely as a holding company and transferred operating businesses and related assets and liabilities to a newly established operating subsidiary, F. Hoffmann-La Roche Ltd.

          Dr. Sacher is a director of Holding and an orchestral conductor.

          None of the Reporting Persons nor any other person controlling the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons named in Schedules A, B and C attached hereto has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          None of the Reporting Persons nor any other person controlling the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons named in Schedules A, B and C attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          Item 3. Source and Amount of Consideration.

          Pursuant to the Merger Agreement described in Item 4, Purchaser deposited an aggregate of $1,552,251,780 for distribution to holders who tendered to the Exchange Agent certificates for Common Stock outstanding prior to the Merger referred to below and deposited $487,856,296 for the account of the Company as a contribution to the capital of the Company and received 67,133,409 shares of Common Stock of the Company, representing 100% of the outstanding Common Stock, and approximately 60% of the total number of Common Shares.

          The acquisition of Common Stock pursuant to the Merger was initially financed from working capital of Purchaser, Finance and Holding and by loans in an original aggregate principal amount of $2,000,000,000 to Purchaser pursuant to the Multi-Currency Revolving Credit and Term Loan Facility dated as of August 9, 1990 (the "Credit Agreement") among Purchaser, Swiss Bank Corporation, London Branch, as Agent, Swiss Bank Corporation, New York Branch, as CD Agent and the Banks named therein. The loans initially bore interest at rates between 0.125% and 0.250% per annum above LIBOR and were to mature, unless earlier repaid, one, three, five and eight years after the date of the Merger. A copy of the Credit Agreement was filed as
Exhibit 4 to the Schedule 13D and is hereby incorporated herein by reference.

          The aggregate purchase price for the 6,515,500 shares of Redeemable Common Stock acquired by Purchaser between September 10, 1990 and April 21, 1994, as described in Item 4 and disclosed in Schedule 13D and Amendments Nos. 1 to 5 to Schedule 13D, was $236,187,892.79, excluding commissions, and was financed from working capital of the Purchaser.

          The aggregate purchase price for the 1,209,200 shares of Redeemable Common Stock acquired by Purchaser between April
22, 1994 and April 26, 1994 as described in Item 4 was
$60,423,644.26, excluding commissions, and was financed from working capital of the Purchaser.

          Item 4. Purpose of Transaction

          On February 2, 1990, the Company, Purchaser and HLR (U.S.), Inc. ("HLR"), a Delaware corporation and wholly owned subsidiary of Purchaser, entered into a merger agreement (the "Merger Agreement") pursuant to which (i) HLR would be merged into the Company (the "Merger"), (ii) the Certificate of Incorporation of the Company would be amended by operation of the Merger to authorize the issuance by the Company of Redeemable Common Stock and to provide for certain approval requirements for business combination transactions between the Company and Purchaser, (iii) each share of Common Stock (other than those as to which appraisal rights had been perfected) outstanding prior to the Merger would be converted into the right to receive $18 in cash and one-half share of Redeemable Common Stock and (iv) the outstanding common stock of HLR would be converted pursuant to the Merger into Common Stock representing approximately 60% of the total number of Common Shares to be outstanding following the Merger, in exchange for which Purchaser was to provide the aggregate cash consideration to be received by stockholders for their Common Stock in the Merger and in addition was to invest approximately $490 million in cash directly in the Company. Upon consummation of the transactions contemplated under the Merger Agreement, (i) the Common Stock would cease to be authorized to be quoted on the New York Stock Exchange (the "Exchange") and would become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Act of 1934, as amended (the "Act") and (ii) the Redeemable Common Stock would be listed with and traded on the Exchange. A copy of the Merger Agreement was filed as Exhibit 1 to the Schedule 13D and is hereby incorporated herein by reference.

          On June 8, 1990, at the annual meeting of stockholders of the Company, the Company's stockholders voted to approve the Merger Agreement. At 11:08 a.m., September 7, 1990 (the
"Effective Time"), the Merger was consummated.

          Shares of Redeemable Common Stock are substantially identical to the Common Stock, except that shares of Redeemable Common Stock are redeemable in whole at the option of Purchaser until June 30, 1995, and that holders of shares of Redeemable Common Stock will be entitled to receive a $.01 per share preferential distribution upon any liquidation, dissolution or winding up of the Company. Subject to certain adjustments, the per share redemption price of the Redeemable Common Stock is $55.00 per share until June 30, 1994, and thereafter will increase by $1.25 per share per quarter, up to $60.00 per share if the shares are redeemed between April 1, 1995 and June 30, 1995. If the Redeemable Common Stock has not been redeemed on or prior to June 30, 1995, each then outstanding share of Redeemable Common Stock will automatically be converted into one Common Share.

          Pursuant to the Merger Agreement, Purchaser and the Company entered into a governance agreement (the "Governance Agreement"). A copy of the Governance Agreement was filed as
Exhibit 2 to the Schedule 13D and is hereby incorporated herein by reference. Pursuant to the Governance Agreement, immediately after the Effective Time the number of directors comprising the Board of Directors of the Company was increased by two from eleven to thirteen and the Board elected two nominees of Purchaser, Professor Dr. Jurgen Drews and Dr. Armin Maximilian Kessler, to serve on the Board from the Effective Time until the next annual meeting of the Company stockholders. The Governance Agreement provides that from the Effective Time until July 1, 1995, the Board of Directors of the Company will include up to two nominees designated by Purchaser. After July 1, 1995, the Board will include up to two nominees designated by Purchaser and two officers of the Company nominated by the nominating or proxy committee of the Board. The remainder of the Board will be comprised of independent directors. Upon its request, after July 1, 1995, Purchaser will be entitled to designate nominees for a number of such independent directors equal to Holding's proportionate voting interest in the Company.

          The Governance Agreement also provides that one of the directors to be designated by Purchaser will be a member of the nominating or proxy committee of the Company's Board of Directors, which committee will have the exclusive authority to nominate as the Board's nominees individuals to fill all Board positions, except for those to be designated by Purchaser on and after July 1, 1995 pursuant to the Governance Agreement. With respect to any election of directors, any nomination by the proxy or nominating committee of a person other than an incumbent director will require the unanimous approval of such committee, except that the directors designated or nominated by Purchaser will not require such unanimous approval. Accordingly, Purchaser, through its designee, and the other members of such committee will each have effective veto power over the nomination of any director, other than incumbent directors and Purchaser's nominees.

          The Governance Agreement provides that Purchaser will have effective veto power over certain extraordinary actions involving the Company including material acquisitions by the Company, disposition of all or any substantial portion of the business or assets of the Company, issuances of equity securities by the Company (subject to certain limitations and exceptions) and repurchases of equity securities by the Company. The Governance Agreement also prohibits the Company from entering into any material licensing or marketing agreement unless the Company first negotiates in good faith with Purchaser with respect thereto for a period of not less than three nor more than six months. The foregoing rights of Purchaser will terminate upon the sale or transfer of any shares of Common Stock by Purchaser (other than a sale to a wholly-owned subsidiary of Holding).

          The Governance Agreement provides that following the Merger, Purchaser will not acquire any equity security of the Company if immediately after such acquisition Holding's voting interest in the Company would exceed 75%, except through
(i) causing the Company to redeem the Redeemable Common Stock or
(ii) through transactions permitted under the restrictions described below. Under the Governance Agreement, in no event will Purchaser make any tender offer for equity securities of the Company without the consent of the majority of the independent directors of the Company.

          The Governance Agreement provides that Purchaser will not (other than to any entity that is directly or indirectly 100% owned by Holding) sell or otherwise transfer any Common Stock or shares of Redeemable Common Stock except (i) subsequent to April 30, 1996 or such earlier time as it shall have become illegal for Holding to continue to own the Common Shares directly or indirectly or to exercise fully all rights of ownership with respect to the Common Shares, pursuant to a registered underwritten public offering or in compliance with the volume and manner of sale requirements of Rule 144 promulgated under the Securities Act (whether or not such requirements are legally applicable); or (ii) after June 30, 1995 and so long as Holding's voting interest is not below 50%, under certain circumstances, in a Liquidating Sale. A "Liquidating Sale" means a sale of all Common Stock and Redeemable Common Stock beneficially owned by Holding to any person or group that is acquiring or has proposed to acquire all outstanding voting stock of the Company at a per share consideration having at least the same value, and to be paid in the same form as (or in cash), and not later than, the per share consideration to be paid to Purchaser and its affiliates.

          The Governance Agreement provides that Purchaser will not propose a business combination prior to June 30, 1995, unless a majority of the independent directors determine that there has been a sustained, substantial impairment of the business, prospects or financial viability of the Company and its subsidiaries. In addition, Purchaser agreed not to propose any such business combination from July 1, 1995 to June 30, 1996 at a price per share of the Common Stock into which the Redeemable Common Stock will have been converted on June 30, 1995 less than the price per share at which the Redeemable Common Stock could have been redeemed on such date.

          The Governance Agreement provides that in the event Purchaser sells any Common Shares in an underwritten public offering or pursuant to Rule 144 prior to April 30, 2000, Purchaser will not, without the prior written consent of the Board of Directors of the Company, acting alone or as part of a group, acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise, any equity securities or all or any substantial portion of the assets of, or otherwise seek to influence or control, in any manner whatsoever, the management or policies of the Company until the fifteenth anniversary of the date it ceases to beneficially own more than 20% of the outstanding Common Stock, provided that the foregoing will not apply to any of Purchaser's portfolio managers whose investment decisions are not directed by Purchaser.

          In connection with the Merger Agreement, Holding delivered a guaranty (the "Guaranty") to the Company. A copy of the Guaranty was filed as Exhibit 3 to the Schedule 13D and is hereby incorporated herein by reference. Pursuant to the Guaranty, Holding (i) guaranteed to the Company the prompt and full discharge of certain obligations of Purchaser under the Merger Agreement and (ii) agreed, for itself and its affiliates, to be bound by the provisions of the Governance Agreement, and abide, and cause its affiliates to abide, by the obligations and limitations set forth therein as if it were Purchaser.

          Pursuant to the terms of the Merger Agreement, the Certificate of Incorporation of the Company was amended to provide that, in addition to any affirmative vote required by law or any other provision thereof, any business combination with purchaser or any affiliate of Purchaser will require (i) approval of the affirmative vote of the holders of at least 50% of the voting power of the then outstanding voting stock not beneficially owned by Purchaser and its affiliates and (ii) the approval of a majority of the members of the Board of Directors of Company who are independent directors.

          As set forth in Schedule 13D and Amendments Nos. 1 to 5 to Schedule 13D, between September 10, 1990 and April 21, 1994, the Purchaser purchased an aggregate of 6,515,500 Redeemable Common Shares for an aggregate purchase price of $236,187,892.79 excluding commissions, in open-market and privately negotiated transactions.

          Between April 22, 1994 and April 26, 1994, the Purchaser purchased an aggregate of 1,209,200 shares of Redeemable Common Stock for an aggregate purchase price of $60,423,644.26, excluding commissions. Certain information with respect to purchases of Redeemable Common Stock during the 60 day period preceding the date of this Amendment is set forth in Schedule D. Subject to market conditions and other factors (including limits imposed by the Governance Agreement), the Purchaser expects that it or its affiliates may acquire additional Redeemable Common Stock from time to time in the future in open-market, privately negotiated or other transactions.

          The purpose of the Purchaser, Finance and Holding in effecting the Merger and purchases of Redeemable Common Stock referred to above was to acquire an equity interest in the Company, the benefits of the Governance Agreement and the right to acquire the entire remaining equity interest in the Company.

          Except as set forth herein, none of the Reporting Persons nor any other person controlling the Reporting Persons, nor, to the best of their knowledge, any person named in Schedules A, B and C attached hereto has any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing the Redeemable Common Stock to cease to be authorized to be quoted on the New York Stock Exchange; (ix) the Redeemable Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated in this
Item 4.

          Item 5.  Interest in the Securities of the Issuer.

          (a) The Purchaser is the beneficial owner of 67,133,409 shares of Common Stock (100% of the Common Stock outstanding) and 7,724,700 shares of Redeemable Common Stock (16.062% of the 48,093,938 shares of Redeemable Common Stock outstanding as of March 1, 1994 according to the Company's Proxy Statement for the Annual Meeting of Shareholders to be held April 27, 1994 ("Proxy Statement")), which together represent 64.97% of the 115,227,347 Common Shares outstanding as of March 1, 1994 according to the Proxy Statement.

          Transactions by the Reporting Persons in Redeemable
Common Stock within the 60 days preceding the date of this Amendment are described in Item 4 and in Schedule D.

          Pursuant to the terms of the Merger Agreement and the Governance Agreement, the Purchaser is entitled to cause the Company to redeem in whole, until June 30, 1995, the Redeemable Common Stock. Subject to certain adjustments, the per share redemption price of the Redeemable Common Stock is $55.00 per share until June 30, 1994, and thereafter will increase by $1.25 per share per quarter, up to $60.00 per share if the shares are redeemed between April 1, 1995 and June 30, 1995. If the Redeemable Common Stock has not been redeemed on or prior to June 30, 1995, each then outstanding share of Redeemable Common Stock will be automatically converted into one share of Common Stock.

          The Common Shares owned by Purchaser may be deemed, for purposes of Rule 13d-3, to be beneficially owned by Finance, Holding and Dr. Sacher. The Common Stock and Redeemable Common
Stock may be deemed to constitute a single class of equity security for purposes of Regulation 13D-G under the Act.

          Except as set forth herein, neither the Reporting Persons nor any other person controlling the Reporting Parties nor, to the best of their knowledge, any of the persons named in Schedules A, B and C hereto beneficially owns any Common Shares, except that Prof. Jurgen Drews owns 200 shares of Redeemable Common Stock and Prof. Drews and Dr. Armin M. Kessler have each been granted employee stock options by the Company to purchase 15,000 shares of Redeemable Common Stock at $26.50 per share.

          (b) Except as otherwise described herein, none of the Reporting Persons has any sole or shared power to vote or to direct the vote of any Common Shares nor sole or shared power to dispose of or direct the disposition of any Common Shares.

          (c) Except as set forth herein and in Schedule D hereto, no transactions in the Common Shares have been effected during the past 60 days by the Reporting Persons nor any other person controlling the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedules A, B and C hereto.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

          Pursuant to the Credit Agreement, Purchaser agreed to maintain at least a 60% ownership interest in the Company after the Merger.

          There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company except as referred to or described in this
Schedule 13D.


          Item 7.  Material Filed as Exhibits.

          No exhibits are attached to this Amendment No. 6. The following exhibits, however, were attached to the Schedule 13D, filed on September 17, 1990.

          Exhibit 1:     Merger Agreement [filed September 17,
                         1990]

          Exhibit 2:     Governance Agreement [filed September
                         17, 1990]

          Exhibit 3:     Guaranty [filed September 17, 1990]

          Exhibit 4:     Credit Agreement [filed September 17,
                         1990]

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  April 27, 1994


                                   ROCHE HOLDINGS, INC.


                                   By /s/ Henri B. Meier
                                      --------------------------
                                      Name:  Henri B. Meier
                                      Title: Vice President,
                                             Finance, Accounting


                                             SCHEDULE A



                 Executive Officers and Directors(*)
                                of
                       Roche Holdings, Inc.

          The names of the Directors and the names and titles of the Executive Officers of Roche Holdings, Inc. and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refer to Roche Holding Ltd and each individual is a Swiss citizen.


                                   Present Principal
Name, Business Address              Occupation
- ----------------------             -----------------
*Mr. Fritz Gerber                  Chairman, President and
 (President)                        Chief Executive Officer

*Dr. Henri B. Meier                General Manager


                                                       SCHEDULE B



                   Executive Officers and Directors(*)
                                of
                        Roche Finance Ltd

          The names of the Directors and the names and titles of the Executive Officers of Roche Finance Ltd and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Roche Holding Ltd and each individual is a Swiss citizen.

                                        Present Principal
Name, Business Address                   Occupation
- ----------------------                  -----------------
*Mr. Fritz Gerber                       Chairman of the Board,
 (President)                             President and
                                         Chief Executive Officer

*Dr. Andres F. Leuenberger              Vice Chairman of the
                                         Board

*Dr. Henri B. Meier                     General Manager


                                                       SCHEDULE C


               Executive Officers and Directors(*)
                                of
                        Roche Holding Ltd

          The names of the Directors and the names and titles of the Executive Officers of Roche Holding Ltd and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Roche Holding Ltd and each individual is a Swiss citizen, except that Dr. Drews is a German citizen and Mr. Belingard is a French citizen.


                                   Present Principal
Name, Business Address                Occupation
- ----------------------             -----------------
*Mr. Fritz Gerber                  Chairman of the Board and
                                    Chief Executive Officer

*Dr. Lukas Hoffmann                Vice Chairman of the Board
 Le petit Essert                    Vice Chairman of WWF
 1147 Montricher, Switzerland       International
                                    (a nonprofit organization)

*Dr. Andres F. Leuenberger         Vice Chairman and Delegate
                                    of the Board

*Dr. h.c. Paul Sacher              Conductor and Founder of
 Haus auf Burg                      Paul Sacher Foundation
 Muensterplatz 4                    (a nonprofit organization)
 4051 Basel, Switzerland

*Dr. Armin M. Kessler              Chief Operating Officer

*Dr. Jakob Oeri                    Surgeon and retired
 Director                           Head Physician,
 St. Alban - Vorstadt 71            Kantonsspital Basel
                                    (hospital)

*Dr. Kurt Jenny                    Lawyer
 Aeschengraben 18
 4051 Basel, Switzerland

Prof. Dr. Werner Stauffacher       Professor
Head of Department                  University of Basel
 of Internal Medicine
Hebelstrasse 32
4056 Basel, Switzerland

*Prof. Charles Weissmann           Professor
 Director                           University of Zurich
 Institut fur
 Molekularbiologie I
 der Universitaet Zurich
 Hoenggerberg
 8093 Zurich, Switzerland

Dr. Markus Altwegg                 General Manager

Dr. Roland Bronnimann              General Manager

Prof. Jurgen Drews                 General Manager

Dr. Henri B. Meier                 General Manager

Mr. Peter Simon                    General Manager

Mr. Jean-Luc Belingard             General Manager


                                                    SCHEDULE D*




                       Purchases of Redeemable
                           Common Stock
       (all transactions effected on NYSE, except as noted)
                 (all prices exclude commissions)



  Date           Number of Shares             Price Per Share
  ----           ----------------             ---------------
 4-19-94             11,500                       $44.375

                    495,300                       $44.50

                     27,000                       $44.625

                     25,000                       $44.75

                     15,000                       $44.875

                      3,200                       $45.00

                     44,200                       $45.125**


4-20-94              28,400                       $45.00

                     76,900                       $45.125

                     33,100                       $45.25

                     40,800                       $45.375

                     86,000                       $45.50

                      1,000                       $45.625

                      1,000                       $45.75

                      1,400                       $46.00

                     46,600                       $46.375

                     48,400                       $46.50

                     25,000                       $46.625

                     26,000                       $46.875

                    203,000                       $47.00

                     22,500                       $47.125

                    183,700                       $47.25**

                    263,800                       $47.25


4-21-94              17,100                       $46.875

                     18,900                       $47.00

                      3,500                       $47.125

                     22,600                       $47.25

                      7,600                       $47.375

                      5,200                       $47.50

                      8,100                       $47.625

                     14,500                       $47.75

                     14,000                       $47.875

                     35,000                       $48.00

                      2,200                       $48.125

                     24,200                       $48.25

                      6,800                       $48.375

                     73,700                       $48.50

                    100,000                       $48.625


4-22-94               1,700                       $49.00

                      2,000                       $49.125

                      6,000                       $49.25

                     10,000                       $49.50

                     37,500                       $49.75

                      1,100                       $49.875

                     85,300                       $50.00


4-25-94               7,000                       $49.625

                      1,700                       $49.75

                     68,300                       $49.875

                    605,100                       $50.00


4-26-94              16,100                       $49.875

                    165,500                       $50.00**

                    201,900                       $50.00**
[FN]
- ------------
   * This Schedule D amends and replaces Schedule D, as it appears in Amendments Nos. 4 and 5.

   ** Executed in the third market.